Exhibit 99.2
Navios Maritime Holdings Inc. Announces
Expiration of Consent Payment Deadline in Tender Offer for Its 9 1/2% Senior Notes due 2014 and
Redemption of Any Notes Remaining Outstanding After Tender Offer
PIRAEUS, GREECE — January 28, 2011 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) announced today that the consent payment deadline under its previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 9 1/2% Senior Notes due 2014 (the “2014 Notes”) and consent solicitation to eliminate substantially all of the restrictive covenants and eliminate or modify certain events of default and make other changes to provisions contained in the indenture governing the 2014 Notes (the “Consent Solicitation” and, together with the Tender Offer, the “Offer”) has expired.
On January 28, 2011, Navios Holdings accepted for payment, and paid for, all 2014 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, comprising $274,991,000 in aggregate principal amount (representing approximately 91.66%) of outstanding 2014 Notes. Pursuant to the Consent Solicitation, Navios Holdings received the requisite consents to amend, and has executed a supplemental indenture to, the indenture governing the 2014 Notes. After the purchase by Navios Holdings of all 2014 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, $25,009,000 in aggregate principal amount of 2014 Notes remains outstanding.
Any 2014 Notes validly tendered after the consent payment deadline but before the expiration of the Tender Offer will be eligible to receive the Tender Offer consideration of $1,021.25 per $1,000 principal amount of 2014 Notes, plus accrued and unpaid interest to, but not including, the final payment date for the tendered 2014 Notes, but not the consent payment. The Tender Offer remains open and is scheduled to expire at 8:00 a.m., New York City time, on February 11, 2011, unless extended by Navios Holdings (the “Expiration Time”). Other than as required by applicable law, tendered 2014 Notes may not be withdrawn. The Company currently expects to have a final payment date promptly following the Expiration Time for any 2014 Notes tendered after the consent payment deadline.
The terms of the Offer are described in Navios Holdings’ Offer to Purchase and Consent Solicitation Statement dated January 13, 2011 (the “Offer to Purchase”).
Navios Holdings also announced that it will redeem for cash, on February 28, 2011, all 2014 Notes that remain outstanding after completion of the Tender Offer, at a redemption price of $1,047.50 per $1,000 principal amount of 2014 Notes, plus accrued and unpaid interest to, but not including, that redemption date. An official notice of redemption is being distributed to holders of the 2014 Notes commencing on January 28, 2011.
Navios Holdings has engaged BofA Merrill Lynch to act as dealer manager and solicitation agent in connection with the Offer. Navios Holdings has engaged D. F. King & Co., Inc. to act as information agent in connection with the Offer. Questions regarding the Offer may be directed to BofA Merrill Lynch, at (888) 292-0070 (toll-free) or (980) 388-9217 (collect). Requests for documentation relating to the Offer may be directed to D. F. King & Co., Inc., at (800) 758-5880 (toll-free) or (212) 269-5550 (collect).
None of Navios Holdings, D. F. King & Co., Inc., the dealer manager or the 2014 Notes trustee is making any recommendation as to whether holders should tender notes in response to the Offer.
This press release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The Offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and Consent, which sets forth the complete terms of the Offer. The Offer is not being made to holders of 2014 Notes in any jurisdiction in which the making of, or acceptance of, the Offer would not be in compliance with the laws of such jurisdiction.

About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information please visit our website: www.navios.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include statements related to the Offer, including the Expiration Time and possible completion of the Offer and the redemption of 2014 Notes, as well as comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
+1.212.906.8643
investors@navios.com
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